July 7, 2010

Mr. Christopher J. White
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Dear Mr. White:

The following is in regards to your letter dated June 28, 2010, relating to the review of the Form 10-K for the year ended December 31, 2009 of Rowan Companies, Inc., filed March 1, 2010 (File 001-05491).  We have repeated your comments below and have responded to each.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.
Please tell us whether any off-balance sheet arrangements existed, as of December 31, 2009, and what consideration you gave to the disclosure requirements of Item 303(a)(4) of Regulation S-K for such arrangements.

Response to Comment No. 1:

The Company had no off-balance sheet arrangements as of December 31, 2009.

Exhibit 31

2.	In future filings, please omit your officers’ titles from the first line of the certifications.

3.
We note that you have replaced the word “report” with the words “annual report” in Item 1 of your certifications. Please revise your certifications in future filings to correspond exactly with the form of certification set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your quarterly report on Form 10-Q for the quarter ended March 31, 2010.

Response to Comments No. 2 and 3:

The Company undertakes to omit the officers’ titles from the first line of the certifications in future filings and will revise all future certifications to more accurately correspond with the form set forth in Item 601(b)(31) of Regulation S-K.

As requested in your letter, we hereby acknowledge that:  the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address your concerns and thank you for your consideration of this matter. Please contact the undersigned at 713-960-7645 should you need further information.

Sincerely,

/s/ WILLIAM H. WELLS

William H. Wells
Senior Vice President & Chief Financial Officer

cc:	Donald F. Delaney
Kimberly L. Calder